SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28571; 812-13440]

Grail Advisors, LLC and Grail Advisors' Alpha ETF Trust; Notice of Application

December 23, 2008

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company

Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the

Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an

exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) for an

exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: Grail Advisors, LLC ("Adviser") and Grail Advisors' Alpha ETF Trust

("Trust").

Summary of Application: Applicants request an order that permits: (a) series of certain

open-end management investment companies to issue shares ("Shares") redeemable in large

aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at

negotiated market prices; (c) certain series to pay redemption proceeds, under certain

circumstances, more than seven days from the tender of Shares for redemption; (d) certain

affiliated persons of the series to deposit securities into, and receive securities from, the

series in connection with the purchase and redemption of Creation Units; and (e) certain

registered management investment companies and unit investment trusts outside of the same

group of investment companies as the series to acquire Shares.

Filing Dates: The application was filed on October 17, 2007 and amended on August 1, 2008. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 15, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: William M. Thomas, Grail Advisors, LLC, One Ferry Building, Suite 255, San Francisco, CA 94111.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870 or Marilyn Mann, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Desk, 100 F Street, NE, Washington, DC 20549-0102 (tel. 202-551-5850).

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and will be registered as an open-end management investment company under the Act. The Trust will offer one initial

series, Grail U.S. Value Fund ("Initial Fund"). The Initial Fund's investment objective will be to provide long-term capital growth by investing primarily in U.S. equity securities.

2. Applicants request that the order apply to the Initial Fund and any additional series of the Trust and other open-end investment management companies or series thereof, that may be created in the future ("Future Funds").[1] Any Future Fund will be (a) advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and (b) comply with the terms and conditions of the application. Future Funds may invest in U.S. equity or fixed income securities, foreign equity or fixed income securities ("Foreign Funds"), or a combination of U.S. and foreign equity or fixed income securities. The Initial Fund and Future Funds, including the Foreign Funds, together are the "Funds." Each Fund will operate as an actively-managed exchange-traded fund ("ETF").

3. The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and will serve as investment adviser to each Fund. The Adviser expects to enter into a sub-advisory agreement with one or more investment advisers each of which will serve as an adviser to a Fund (each, a "Sub-Adviser"). Each Sub-Adviser will be registered under the Advisers Act. Each Fund will have a distributor ("Distributor") that will be registered as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and will serve as the principal underwriter for the Fund.

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[1] All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application. A Fund of Funds (as defined below) may rely on the order only to invest in Funds and not in any other registered investment company.

4.		Shares of the Funds will be sold at a price of between $20 and $100 per Share in Creation Units of 50,000 Shares. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into an agreement with the Trust and the Distributor ("Authorized Participant"). An Authorized Participant must be either: (a) a broker-dealer or other participant in the continuous net settlement system of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission, or (b) a participant in the Depository Trust Company ("DTC," and such participant, "DTC Participant"). Shares of each Fund generally will be sold in Creation Units in exchange for an in-kind deposit by the purchaser of a portfolio of securities designated by the Adviser (the "Deposit Securities"), together with the deposit of a relatively small specified cash payment ("Balancing Amount"). The Balancing Amount is an amount equal to the difference between (a) the net asset value ("NAV") per Creation Unit of the Fund and (b) the total aggregate market value per Creation Unit of the Deposit Securities.[2] Applicants state that in some circumstances it may not be practicable or convenient for a Fund to operate exclusively on an "in-kind" basis. The Trust reserves the right to permit, under certain circumstances, a purchaser of Creation Units to substitute cash in lieu of depositing some or all of the requisite Deposit Securities.

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[2]		In addition to the list of names and amount of each security constituting the current Deposit Securities, it is intended that, on each day that a Fund is open, including as required by section 22(e) of the Act ("Business Day"), the Balancing Amount effective as of the previous Business Day, per outstanding Share of each Fund, will be made available. The Exchange intends to disseminate, every 15 seconds, during regular trading hours, through the facilities of the Consolidated Tape Association, an approximate amount per Share representing the sum of the estimated Balancing Amount effective through and including the previous Business Day, plus the current value of the Deposit Securities, on a per Share basis.

5.   An investor purchasing a Creation Unit from a Fund will be charged a fee

("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders

resulting from costs in connection with the purchase of Creation Units.[3] The maximum

Transaction Fees relevant to each Fund will be fully disclosed in the prospectus

("Prospectus") or statement of additional information ("SAI") of such Fund. All orders to

purchase Creation Units will be placed with the Distributor by or through an Authorized

Participant and it will be the Distributor's responsibility to transmit such orders to the Trust.

The Distributor also will be responsible for delivering the Prospectus to those persons

purchasing Creation Units, and for maintaining records of both the orders placed with it and

the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a

record of the instructions given to the Trust to implement the delivery of Shares.

6.   Purchasers of Shares in Creation Units may hold such Shares or may sell such

Shares into the secondary market. Shares will be listed and traded on a national securities

exchange as defined in section 2(a)(26) of the Act ("Exchange"). It is expected that one or

more member firms of a listing Exchange will be designated to act as a specialist and

maintain a market for Shares on the Exchange (the "Specialist"), or if Nasdaq or a similar

electronic Exchange is the listing Exchange, one or more member firms will act as a market

maker ("Market Maker") and maintain a market for Shares.[4] Prices of Shares trading on an

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[3]   Where a Fund permits a purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Securities, including brokerage costs, and part or all of the spread between the expected bid and the offer side of the market relating to such Deposit Securities.

[4]   If Shares are listed on the Nasdaq, no particular Market Maker will be contractually obligated to make a market in Shares, although Nasdaq's listing requirements stipulate that at least two Market Makers must be registered as Market Makers in Shares to maintain the listing.

Exchange will be based on the current bid/offer market. Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

7. Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs (which could include institutional investors). The Specialist, or Market Maker, in providing a fair and orderly secondary market for the Shares, also may purchase Creation Units for use in its market-making activities. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[5] Applicants expect that the price at which the Shares trade will be disciplined by arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their NAV, which should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.

8. Shares will not be individually redeemable, and owners of Shares may acquire those Shares from a Fund, or tender such Shares for redemption to the Fund, in Creation Units only. To redeem, an investor will have to accumulate enough Shares to constitute a Creation Unit. Redemption orders must be placed by or through an Authorized Participant. An investor redeeming a Creation Unit generally will receive (a) a portfolio of securities designated to be delivered for Creation Unit redemptions on the date that the request for redemption is submitted ("Redemption Securities") and (b) a "Cash Redemption Payment," consisting of an amount calculated in the same manner as the Balancing Amount, although

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Registered Market Makers are required to make a continuous, two-sided market at all times or be subject to regulatory sanctions.

[5] Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

the actual amount of the Cash Redemption Payment may differ from the Balancing Amount if the Redemption Securities are not identical to the Deposit Securities on that day. An investor may receive the cash equivalent of a Redemption Security in certain circumstances, such as if the investor is constrained from effecting transactions in the security by regulation or policy.[6] A redeeming investor may pay a Transaction Fee, calculated in the same manner as a Transaction Fee payable in connection with purchases of Creation Units.

9. Applicants state that in accepting Deposit Securities and satisfying redemptions with Redemption Securities, the relevant Funds will comply with the federal securities laws, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act.[7] As a general matter, the Deposit Securities and Redemption Securities will correspond pro rata to the securities held by each Fund, although Redemption Securities received on redemption may not always be identical to Deposit Securities deposited in connection with the purchase of Creation Units for the same day.

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[6] Applicants state that a cash-in-lieu amount will replace any "to-be-announced" ("TBA") transaction that is listed as a Deposit Security or Redemption Security of any Fund. A TBA transaction is a method of trading mortgage-backed securities where the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA transactions will be equivalent to the value of the TBA transaction listed as a Deposit Security or Redemption Security.

[7] In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the relevant Funds will comply with the conditions of rule 144A, including in satisfying redemptions with such rule 144A eligible restricted Redemption Securities. The Prospectus will also state that an Authorized Participant that is not a "Qualified Institutional Buyer" as defined in rule 144A under the Securities Act will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A.

10.   Neither the Trust nor any individual Fund will be marketed or otherwise held

out as an "open-end investment company" or a "mutual fund." Instead, each Fund will be

marketed as an "actively-managed exchange-traded fund." All marketing materials that

describe the method of obtaining, buying or selling Shares, or refer to redeemability, will

prominently disclose that Shares are not individually redeemable and that the owners of

Shares may purchase or redeem Shares from a Fund in Creation Units only. The same

approach will be followed in the SAI, shareholder reports and investor educational materials

issued or circulated in connection with the Shares. The Funds will provide copies of their

annual and semi-annual shareholder reports to DTC Participants for distribution to beneficial

owners of Shares.

11.   The Funds' website, which will be publicly available prior to the public

offering of Shares, will include the Prospectus and other information about the Funds that is

updated on a daily basis, including the mid-point of the bid-ask spread at the time of the

calculation of NAV ("Bid/Ask Price"). On each Business Day, before the commencement of

trading in Shares on the Exchange, each Fund will disclose the identities and quantities of the

securities ("Portfolio Securities") and other assets held in the Fund portfolio that will form

the basis for the Fund's calculation of NAV at the end of the Business Day.[8]

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[8]   Applicants note that under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T + 1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

<u>Applicants' Legal Analysis</u>:

1.   Applicants request an order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act; and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (a)(2) of the Act; and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

<u>Sections 5(a)(1) and 2(a)(32) of the Act</u>

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any

security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit each Fund, as a series of an open-end management investment company, to issue Shares that are redeemable in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and redeem Creation Units from each Fund. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security, which is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative

history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity will ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants state that settlement of redemptions for the Foreign Funds is contingent not only on the settlement cycle of the United States market, but also on currently practicable delivery cycles

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in local markets for underlying foreign securities held by the Foreign Funds. Applicants state

that local market delivery cycles for transferring Shares to redeeming investors, coupled with

local market holiday schedules, will, under certain circumstances, require a delivery process

longer than seven calendar days for Foreign Funds. Applicants request relief under section

6(c) of the Act from section 22(e) to allow the Foreign Funds to pay redemption proceeds up

to 14 calendar days after the tender of any Creation Units for redemption. Except as

disclosed in the relevant Foreign Fund's Prospectus and/or SAI, applicants expect that each

Foreign Fund will be able to deliver redemption proceeds within seven days.[9] With respect

to future Foreign Funds, applicants seek the same relief from section 22(e) only to the extent

that circumstances similar to those described in the application exist.

8.   Applicants state that section 22(e) was designed to prevent unreasonable and

unforeseen delays in the payment of redemption proceeds. Applicants assert that the

requested relief will not lead to the problems that section 22(e) was designed to prevent.

Applicants state that the SAI will disclose those local holidays (over the period of at least one

year following the date of the SAI), if any, that are expected to prevent the delivery of

redemption proceeds in seven calendar days, and the maximum number of days needed to

deliver the proceeds for the relevant Foreign Fund. Applicants are not seeking relief from

section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of

Creation Units in-kind.

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[9]   Rule 15c6-1 under the Exchange Act requires that most securities be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1.

Section 12(d)(1)

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request that the order permit certain investment companies registered under the Act to acquire Shares beyond the limitations in section 12(d)(1)(A) and permit the Funds, any principal underwriter for the Funds, and any broker or dealer registered under the Exchange Act ("Brokers"), to sell Shares beyond the limitations in section 12(d)(1)(B). Applicants request that these exemptions apply to: (1) any Fund that is currently or subsequently part of the same "group of investment companies" as the Initial Fund within the meaning of section 12(d)(1)(G)(ii) of the Act as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to a Fund of Funds (as defined below); and (2) each management investment company or unit investment trust registered under the Act that is not part of the same "group of investment companies" as the Funds within the meaning of section 12(d)(1)(G)(ii) of the Act and that enters into a FOF Participation Agreement (as defined below) with a Fund (such management investment

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companies are referred to herein as "Investing Management Companies," such unit

investment trusts are referred to herein as "Investing Trusts," and Investing Management

Companies and Investing Trusts are "Funds of Funds"). Funds of Funds do not include the

Funds. Each Investing Trust will have a sponsor ("Sponsor") and each Investing

Management Company will have an investment adviser within the meaning of Section

2(a)(20)(A) of the Act ("Fund of Funds Adviser") that does not control, is not controlled by

or under common control with the Adviser. Each Investing Management Company may also

have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act

(each, a "Fund of Funds Sub-Adviser").

11.   Applicants assert that the proposed transactions will not lead to any of the

abuses that section 12(d)(1) was designed to prevent. Applicants submit that the proposed

conditions to the requested relief address the concerns underlying the limits in section

12(d)(1), which include concerns about undue influence, excessive layering of fees and

overly complex structures.

12.   Applicants believe that neither the Fund of Funds nor a Fund of Funds

Affiliate would be able to exert undue influence over the Funds.[10] To limit the control that a

Fund of Funds may have over a Fund, applicants propose a condition prohibiting the Fund of

Funds Adviser or Sponsor; any person controlling, controlled by, or under common with the

Fund of Funds Adviser or Sponsor; and any investment company or issuer that would be an

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[10]   A "Fund of Funds Affiliate" is a Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, and principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. A "Fund Affiliate" is the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of these entities.

investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser or advised or sponsored by the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor ("Fund of Funds' Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Fund of Funds Sub-Adviser; any person controlling, controlled by, or under common control with the Fund of Funds Sub-Adviser; and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by, or under common control with the Fund of Funds Sub-Adviser ("Fund of Funds' Sub-Advisory Group").

13.   Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of a Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee, or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

14.   Applicants do not believe that the proposed arrangement will involve excessive layering of fees. The board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, before approving any advisory contract under section 15 of the Act, will be required to determine that the advisory fees charged to the Investing Management Company are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. In addition, the Fund of Funds Adviser, trustee of an Investing Trust ("Trustee") or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation received from a Fund by the Fund of Funds Adviser, Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, Trustee or Sponsor (other than any advisory fees), in connection with the investment by the Fund of Funds in the Funds. Applicants also state that any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in Conduct Rule 2830 of the NASD ("Rule 2830").

15.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company, or of any company relying on section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in section 12(d)(1)(A) of the Act.

16.   To ensure that a Fund of Funds is aware of the terms and conditions of the requested order, the Fund of Funds must enter into an agreement with the respective Funds ("FOF Participation Agreement"). The FOF Participation Agreement will include an acknowledgement from the Fund of Funds that it may rely on the order only to invest in the

Funds and not in any other investment company. The FOF Participation Agreement will further require any Fund of Funds that exceeds the 5% or 10% limitations in section 12(d)(1)(A)(ii) and (iii) to disclose in its prospectus that it may invest in ETFs and disclose, in "plain English," in its prospectus the unique characteristics of the Fund of Funds investing in investment companies, including but not limited to the expense structure and any additional expenses of investing in investment companies.

Sections 17(a)(1) and (2) of the Act

17.   Section 17(a)(1) and (2) of the Act generally prohibit an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund"). Applicants state that because the definition of "affiliated person" includes any person owning 5% or more of an issuer's outstanding voting securities, every purchaser of a Creation Unit will be affiliated with the Fund so long as fewer than twenty

Creation Units are in existence, and any purchaser that owns more than 25% of a Fund's outstanding Shares will be affiliated with a Fund.

18.   Applicants request an exemption from section 17(a) under sections 6(c) and 17(b), to permit in-kind purchases and redemptions by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (1) holding 5% or more, or more than 25%, of the outstanding Shares of the Trust or one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. Applicants also request an exemption in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, any Fund of Funds of which it is an affiliated person or second tier affiliate.[11]

19.   Applicants contend that no useful purpose would be served by prohibiting affiliated persons or second tier affiliates of a Fund from purchasing or redeeming Creation Units through "in-kind" transactions. The deposit procedure for in-kind purchases and the redemption procedure for in-kind redemptions will be the same for all purchases and redemptions. Deposit Securities and Redemption Securities will be valued under the same objective standards applied to valuing Portfolio Securities. Therefore, applicants state that in-kind purchases and redemptions will afford no opportunity for the affiliated persons and second tier affiliates described above to effect a transaction detrimental to the other holders

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[11]   Although applicants believe that most Fund of Funds will purchase and sell Shares in the secondary market, a Fund of Funds might seek to transact in Shares directly with a Fund.

of Shares. Applicants also believe that in-kind purchases and redemptions will not result in

abusive self-dealing or overreaching by these persons of the Fund.

20.	Applicants also submit that the sale of Shares to and redemption of Shares

from a Fund of Funds satisfies the standards for relief under sections 17(b) and 6(c) of the

Act. Applicants note that the consideration paid for the purchase or received for the

redemption of Shares directly from a Fund by a Fund of Funds (or any other investor) will be

based on the NAV of the Shares. In addition, the securities received or transferred by the

Fund in connection with the purchase or redemption of Shares will be valued in the same

manner as the Fund's Portfolio Securities and thus the transactions will not be detrimental to

the Fund of Funds. Applicants also state that the proposed transactions will be consistent

with the policies of each Fund of Funds and Fund and with the general purposes of the Act.

Applicants' Conditions:

The applicants agree that any order of the Commission granting the requested relief

will be subject to the following conditions:

A.	Actively-Managed Exchange-Traded Fund Relief

1.	The requested order will expire on the effective date of any Commission rule

under the Act that provides relief permitting the operation of actively managed exchange-

traded funds.

2.	Each Fund's Prospectus will clearly disclose that, for purposes of the Act,

Shares are issued by a registered investment company and that the acquisition of Shares by

investment companies and companies relying on sections 3(c)(1) or 3(c)(7) of the Act is

subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive

order that permits registered investment companies to invest in a Fund beyond the limits in section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a FOF Participation Agreement with the Fund regarding the terms of the investment.

3.   As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on an Exchange.

4.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund's Prospectus and advertising materials will prominently disclose that the Fund is an actively managed exchange-traded fund. Each Prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

5.   The website for the Trust, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day's NAV and the Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask Price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).

6.   The Prospectus and annual report for each Fund will also include: (a) the information listed in condition A.5(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or for the life of the Fund, if shorter), and (b) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price calculated on a per Share basis for one-, five- and ten-year periods (or for the life of the Fund, if shorter).

7.   No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

8.   On each Business Day, before commencement of trading in Shares on the Fund's listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

B.   Section 12(d)(1) Relief

1.   The members of the Fund of Funds' Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Fund of Funds' Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds' Advisory Group or the Fund of Funds' Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the

Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Fund of Funds' Sub-Advisory Group with respect to a Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.	Once an investment by a Fund of Funds in the securities of a Fund exceeds the limit in section l2(d)(1)(A)(i) of the Act, the board of trustees ("Board") of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Fund of Funds Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-l under the Act) received from a Fund by the Fund of Funds Adviser, or Trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or Trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, or Trustee or Sponsor of the Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.   The Board of the Fund, including a majority of the disinterested Board

members, will adopt procedures reasonably designed to monitor any purchases of securities

by the Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the

securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any

purchases made directly from an Underwriting Affiliate. The Board will review these

purchases periodically, but no less frequently than annually, to determine whether the

purchases were influenced by the investment by the Fund of Funds in the Fund. The Board

will consider, among other things: (i) whether the purchases were consistent with the

investment objectives and policies of the Fund; (ii) how the performance of securities

purchased in an Affiliated Underwriting compares to the performance of comparable

securities purchased during a comparable period of time in underwritings other than

Affiliated Underwritings or to a benchmark such as a comparable market index; and

(iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and

the amount purchased directly from an Underwriting Affiliate have changed significantly

from prior years. The Board will take any appropriate actions based on its review, including,

if appropriate, the institution of procedures designed to assure that purchases of securities in

Affiliated Underwritings are in the best interest of shareholders.

8.   Each Fund will maintain and preserve permanently in an easily accessible

place a written copy of the procedures described in the preceding condition, and any

modifications to such procedures, and will maintain and preserve for a period of not less than

six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting

occurred, the first two years in an easily accessible place, a written record of each purchase

of securities in Affiliated Underwritings once an investment by a Fund of Funds in the

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securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.   Before investing in a Fund in excess of the limit in section 12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment Advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing

Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in Rule 2830.

12.   No Fund will acquire securities of an investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Acting Secretary